SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          NATIONAL PROPERTY INVESTORS 4
                            (Name of Subject Company)

 MP FALCON FUND, MP VALUE FUND 6, LLC, MPF ACQUISITION CO. 3, LLC, STEVEN GOLD,
        MORAGA GOLD, LLC, MPF NY 2005, LLC, MPF SPECIAL FUND 8, LLC, AHY INSTITUTIONAL INVESTORS, AHY INSTITUTIONAL FUND, MACKENZIE PATTERSON SPECIAL
           FUND 7, LLC, MPF DEWAAY FUND 3, LLC, MP VALUE FUND 8, LLC,
              MACKENZIE PATTERSON FULLER, INC., and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                          Amount of
         Valuation*                                           Filing Fee

         $2,520,000                                           $378.00

* For purposes of calculating the filing fee only. Assumes the purchase of 12,000 Units at a purchase price equal to $210.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $378.00
         Form or Registration Number: SC TO
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: March 23, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of March 23, 2005 and amended May 2, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP FALCON FUND, MP VALUE FUND 6, LLC, MPF ACQUISITION CO. 3, LLC, STEVEN GOLD, MORAGA GOLD, LLC, MPF NY 2005, LLC, MPF SPECIAL FUND 8, LLC, AHY INSTITUTIONAL INVESTORS, AHY INSTITUTIONAL FUND, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF DEWAAY FUND 3, LLC, MP VALUE FUND 8, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 12,000 Units of limited partnership interest (the "Units") in National Property Investors 4, a California limited partnership (the "Partnership"), the subject company, at a purchase price equal to $210.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 23, 2005 (the "Offer Date") and May 20, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2005.

The Purchasers intend to allocate the Units among themselves, if the Offer is fully subscribed, in the following manner: MP FALCON FUND, 381 Units; MP VALUE FUND 6, LLC, 952 Units; MPF ACQUISITION CO. 3, LLC, 1,048 Units; STEVEN GOLD, 714 Units; MORAGA GOLD, LLC, 2,143 Units; MPF-NY 2005, LLC, 2,381 Units; MPF SPECIAL FUND 8, LLC, 714 Units; AHY INSTITUTIONAL INVESTORS, 1,048 Units; MACKENZIE PATTERSON SPECIAL FUND 7, LLC, 1,048 Units; MPF DEWAAY FUND 3, LLC, 1,190 Units; MP VALUE FUND 8, LLC 381 Units.

Section 6 of the Offer is amended by adding the following:

Certain partnerships are classified as "publicly traded partnerships" and, subject to certain exceptions, are taxed as corporations for federal income tax purposes. A partnership is a publicly traded partnership if the partnership interests are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent of a secondary market). The Units are not traded on an established securities market. In the unlikely event that the Partnership becomes a "publicly traded partnership" and is not excepted from federal income tax, there would be several adverse tax consequences to the Unit holders. For instance, the Partnership would be regarded as having transferred all of its assets (subject to all of its liabilities) to a newly-formed corporation in exchange for stock which would be deemed distributed to the Unit holders in liquidation of their interests in the Partnership. In addition, if the Partnership is deemed to be a "publicly traded partnership," then special rules under Code Section 469 govern the treatment of losses and income of the Fund.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated March 23, 2005*

         (a)(2) Letter of Transmittal*

         (a)(3) Form of Letter to Unit holders dated March 23, 2005*

         (a)(4) Form of advertisement in Investor's Business Daily*

         (a)(5) Form of Letter to Unit holders dated May 9, 2005**

         (a)(6) Form of Press Release**

         (b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 23, 2005, as amended May 2, 2005.

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 23, 2005, as amended May 2, 2005 and May 9, 2005.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 19, 2005

MP FALCON FUND
MP VALUE FUND 6, LLC
MPF ACQUISITION CO. 3, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC
MPF SPECIAL FUND 8, LLC
AHY INSTITUTIONAL INVESTORS
AHY INSTITUTIONAL FUND
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF DEWAAY FUND 3, LLC
MP VALUE FUND 8, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold
-------------------------------------


C.E. PATTERSON

/s/ C.E. Patterson
-------------------------------------












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